FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                         For the month of: October 2003

                        Commission File Number: 000-33133



                               GIVEN IMAGING LTD.
                               -------------------
                 (Translation of registrant's name into English)

                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                   -------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes                    No   X
                           ---                   ---

                                EXPLANATORY NOTE


     On October 29, 2003, Given Imaging Ltd. (the "Company") issued a press release entitled "Given Imaging Announces Third Quarter 2003 Results." Copies of the press release and the Company's unaudited interim consolidated financial statements as of September 30, 2003 are attached to this Form 6-K as Exhibit 1 and Exhibit 2, respectively.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GIVEN IMAGING LTD.


Date:    October 29, 2003                By: /s/Zvi Ben David
                                            ------------------------------------
                                            Name:  Zvi Ben David
                                            Title: Vice President and
                                                   Chief Financial Officer

                                  EXHIBIT INDEX


The following exhibits are filed as part of this Form 6-K:


Exhibit    Description
-------    -----------

1. Press release dated October 29, 2003, entitled "Given Imaging Announces Third Quarter 2003 Results."

2. Unaudited interim consolidated financial statements of Given Imaging Ltd. as of September 30, 2003.